January 10, 2025

Siddharth Thacker
Chief Financial Officer
Rent the Runway, Inc.
10 Jay Street
Brooklyn, NY 11201

        Re: Rent the Runway, Inc.
            Form 10-K for Fiscal Year Ended January 31, 2024
            Item 2.02 Form 8-K Filed December 9, 2024
            File No. 001-40958
Dear Siddharth Thacker:

       We have reviewed your filings and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended January 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business and Financial Metrics
Adjusted EBITDA and Adjusted EBITDA Margin, page 74

1.     When you present and/or discuss a non-GAAP measure, such as adjusted
EBITDA
       margin (pages 74 and 80), please also present and/or discuss the comparable GAAP measure, net loss as a percentage of revenue, with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of our Non-GAAP
       Financial Measures Compliance and Disclosure Interpretations. Similarly revise your
       Forms 10-Q and Item 2.02 Forms 8-K.
Item 2.02 Form 8-K Filed December 9, 2024
Exhibit 99.1

2. When you present and/or discuss non-GAAP measures, such as record low cash consumption, improved free cash flow consumption, free cash flow and free cash flow margin, please also present and/or discuss the comparable GAAP measures with equal
 January 10, 2025
Page 2

       or greater prominence. Also, remove your reconciliation from net loss to free cash flow, since net cash (used in) provided by operating activities appears to be the comparable GAAP measure to free cash flow. Refer to Item 10(e)(1)(i)(A) of
       Regulation S-K and Question 102.10 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 if
you have any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services